Mark Y. Liu Akerman LLP 601 West Fifth Street Suite 300 Los Angeles, CA 90071 D: 213 533 5933 T: 213 688 9500 F: 213 627 6342 DirF: 213 599 2662 mark.liu@akerman.com

December 21, 2020

VIA EDGAR AND HAND DELIVERY

Edward M. Kelly

Senior Counsel

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Karat Packaging Inc. Draft Registration Statement on Form S-1 Submitted October 13, 2020 CIK 0001758021

Dear Mr. Kelly:

On behalf of Karat Packaging Inc. (the "Company"), we hereby respond to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 9, 2020, regarding the Company's Draft Registration Statement on Form S-1 submitted on October 13, 2020. Please note that we are simultaneously submitting Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis (“Amendment No. 1”), which incorporates revisions to address the Staff’s comments and to update other disclosures.

Please note for your convenience, we have recited the Staff's comments in boldface type and provided the Company's response to the comment immediately thereafter. The page references in our responses are to the pages in the marked version of Amendment No. 1.

Summary Selected Consolidated Financial and Operating Data, page 13

1.	Please remove the "audited" designation above the columns presenting data as of and for the years ended December 31, 2019 and 2018. You may revise the introductory paragraph to explain clearly that the information for the years ended December 31, 2019 and 2018 was derived from your audited financial statements presented elsewhere in the filing. The comment also applies to the "Selected Consolidated Financial and Operating Data" on page 39 and tables presented in other sections of the filing.

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 2

In response to the Staff's comment, we have removed the "audited" designations above the columns presenting data as of and for the years ended December 31, 2019 and 2018, as well as the "unaudited" designations above the columns presenting data as of and for the nine months ended September 30, 2020 and 2019, and added disclosure to the introductory paragraphs on pages 13, 39 and 44. We have also removed the designations in tables located elsewhere in the prospectus.

2.	Revise the balance sheet data to present amounts and captions that are consistent with the balance sheets in your financial statements. For example, the amounts you show for the total stockholders' equity line item here are shown as "Total Karat Packaging Inc. stockholders' equity" in the balance sheet at page F-3 and should be revised accordingly. Also, include a total stockholders' equity caption that is a sum of the "Total Karat Packaging stockholders' equity" and the noncontrolling interest equity amounts. The comment also applies to the "Selected Consolidated Financial and Operating Data" on page 39.

In response to the Staff's comment, we have revised the balance sheet data accordingly on pages 13 and 39 accordingly.

3.	We note that you intend to use part of the net proceeds from the offering for the repayment of existing indebtedness under your credit facility and other indebtedness. Please provide pro forma earnings per share data for the latest fiscal year and most recent interim period, giving impact to the number of common shares whose proceeds will be used to repay debt, and include a footnote to the table that explains why you are presenting the information and how the shares have been computed. Refer to SAB Topic 1.B.3. This comment also applies to "Selected Consolidated Financial and Operating Data" on page 39.

In response to the Staff's comment, we have provided pro forma earnings per share data on pages 13 and 39 which gives effect only to those shares of common stock whose proceeds are being used for the repayment of indebtedness, and have added a footnote to explain this added disclosure.

Use of Proceeds, page 34

4.	If any material part of the proceeds is to be used to discharge indebtedness, state the interest rate and maturity of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of proceeds of the indebtedness other than short term borrowings used for working capital. See Item 4 of Form S-1, Item 504 of Regulation S-K, and Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff's comment, we have revised the Use of Proceeds on page 34 and revised the disclosure on pages 10, 12, 28 and 66 accordingly.

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 3

Capitalization, page 37

5.	Please revise the table to address the following items:
•	Include a double underline under the cash and cash equivalents amounts.
•	Expand the debt section to include also line items for the current portion of your long term debt as well as for the line of credit as shown on page F-31.
•	Expand the total stockholders' equity section to include the treasury stock line item as shown on page F-31.
•	Please recalculate your total capitalization amount.

In response to the Staff's comment, we have revised the Capitalization table on page 37 accordingly.

Selected Consolidated Financial and Operating Data, page 39

6.	Refer to the tables on pages 41 and 42 that summarize the consolidation of your VIE,

Global Wells, and please address the following items:

•	Revise the EBITDA caption to read Adjusted EBITDA, and cross reference the caption to a footnote similar to footnote (1) on page 40 that discusses this non-GAAP measure.
•	Tell us where the $2.4 million gain on the sale of assets recognized by the VIE in the year ended December 31, 2019 is reflected in the column showing the results of operations for Global Wells.
•	If the gain is reflected as "other income (expense)" in the Karat Packaging column, please tell us why, and explain why deducting the $2.4 million gain from the results of Global Wells when calculating Adjusted EBITDA is consistent with that presentation. Otherwise, revise to eliminate the inconsistency.

In response to the Staff's comment, we have revised the EBITDA caption to read "Adjusted EBITDA" and added a footnote accordingly on pages 41 and 42.

The Company respectfully advises the Staff that the $2.4 million gain on the sale of assets recognized by the VIE in the year ended December 31, 2019 is reflected as “other income (expense)” in the results of operations for Global Wells, and that the gain on sale is reflected in the Global Wells column, not the Karat Packaging column.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

7.	Refer to the tables summarizing your results of operations on pages 44 and 46 and address the following items:

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 4

•	Revise to present separately the Adjusted EBITDA amounts as Other Data in order to distinguish the non-GAAP measures from the GAAP amounts represented.
•	Consistent with the data presented, revise the first sentence of the Adjusted EBITDA discussion on page 45 to disclose correctly that Adjusted EBITDA for the six months ended June 30, 2019 was $5.6 million and that the comparative increase in the six months ended June 30, 2020 was $16.8 million rather than $14.4 million.
•	Similarly, on page 47, revise to disclose correctly that Adjusted EBITDA for the year ended December 31, 2019 was $11.3 million rather than $13.7 million, and revise the computations of the changes from the comparative period, as necessary.

In response to the Staff's comment, we have revised the tables on pages 45 and 47 accordingly, and have updated the Adjusted EBITDA numbers to reflect the nine months ended September 30, 2020 and 2019.

Management, page 70

8.	Describe briefly the business experience of Ms. Ann T. Sabahat during the past five years. See Item 11(k) of Form S-1 and Item 401(e)(1) of Regulation S-K.

In response to the Staff's comment, we have added the relevant disclosure in Ms. Sabahat's bio on page 71.

Employment Agreements with Our Named Executive Officers, page 76

9.	Disclosure indicates that you intend to enter into employment agreements with each of your named executive officers other than Mr. Peter Lee. File the employment agreements as exhibits to the registration statement. See Item 16(a) of Form S-1 and Item 601(b)(10) of Regulation S-K.

In response to the Staff's comment, we will enter into employment agreements effective January 1, 2021 with each of Mr. Alan Yu, the Company's CEO, Mr. Marvin Cheng, the Company's Vice President – Manufacturing, and Ms. Joanne Wang, the Company's COO, as well as an amended and restated employment agreement with Ann Sabahat, the Company's CFO, and have filed these form of agreements as Exhibits 10.16, 10.17, 10.18 and 10.19, respectively.

Certain Relationships and Related Party Transactions

Lollicup Franchising, page 80

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 5

10.	You disclose here that you acquired all of the membership interests held by Messrs. Alan Yu and Marvin Cheng in this entity for $900,000 and that Lollicup Franchising has now been merged with and into Lollicup USA and is no longer a VIE. In Note 16, Subsequent Events on page F-56, you disclose that you acquired all of the membership interests in the entity for $900,000. As we note from the "Common Stock Private Placement" discussion on page 80 that SunTop Holdings also owned an interest in Lollicup Franchising and that Messrs. Yu and Cheng each owned a 20% interest, please revise to clarify whether you also acquired the membership interests held by SunTop Holdings and any other holders, and disclose the amount paid for these interests. Disclose the percentage of any noncontrolling interests. Please revise all sections of the filing to provide clear and consistent disclosure of the transaction.

In response to the Staff’s comment, we have added disclosure on pages 56, 81 and F-46 to clarify that in May 2020, Lollicup Franchising repurchased the 60% interest held by SunTop Holdings for $800,000, and that subsequent to that transaction, Messrs. Yu and Cheng each held a 50% interest in Lollicup Franchising.

11.	Explain to us your basis in GAAP for concluding that while you held a variable interest in Lollicup Franchising, you were not the primary beneficiary and you were not required to consolidate the entity before the September 1, 2020 transaction. Please cite the accounting guidance on which you based your conclusion.

In response to the Staff’s comment, the Company respectfully advises the Staff that in considering whether the Company is the primary beneficiary of Lollicup Franchising, the Company examined the criterion under ASC 810-10-25-38A to determine whether the Company had a controlling financial interest in the VIE based on having both (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or the rights to receive benefits that could potentially be significant.

With respect to the economic criterion, the Company did not hold any equity ownership in Lollicup Franchising. However, the Company had a fixed price call option on Lollicup Franchising’s membership interest. Because the call option provided the Company with the right to acquire a 60% membership interest in Lollicup Franchising at a fixed price, the Company had the right to receive benefits that could potentially be significant, calculated as the difference between fixed price and the value of the membership interest. Accordingly, the Company determined that it had met the economic criterion.

However, the Company concluded that it did not meet the power criterion. In making that assessment, the Company examined the Amended and Restated Operating Agreement for Lollicup Franchising, pursuant to which Alan Yu, the Company’s CEO, is named as the manager of Lollicup Franchising.  In addition, Mr. Yu also directly owned a 20% membership interest in Lollicup Franchising.  Pursuant to Section 5.05(b) of the Amended and Restated Operating Agreement, the manager may not be removed without a vote of 81% of the membership interests of Lollicup Franchising. Thus, mathematically, Mr. Yu cannot be replaced without his consent. As a result, the Company determined that Mr. Yu meets the power criterion, and therefore the Company does not. The Company also considered the fact that Mr. Yu serves as the Company’s CEO. However, he is also a 49% owner of the Company, and as noted, a 20% owner of Lollicup Franchising. As such, the Company concluded that Mr. Yu exercises his power on his own behalf, and not as an agent of the Company.

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 6

In conclusion, because the Company did not meet both the economic and power criterion of the test set forth in ASC 810-10-25-38A, it determined that although it held a variable interest in Lollicup Franchising, it was not the primary beneficiary.

Audited Financial Statements for the Year Ended December 31, 2019

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

12.	Please revise to clarify the date on which you adopted ASC 606, which you disclose here as December 31, 2019 but which the disclosures on page F-40 appear to indicate is January 1, 2019. In addition, tell us how you have complied with the requirements of ASC 606-10-55-89 through 91 relating to the disclosure of disaggregated revenues by customer type (distributors, national chains, retail, and online or e-commerce) and by net sales mix (i.e., distribution and manufacturing) for each period presented. We note that you provide revenue by customer type in the June 30, 2020 interim financial statements.

In response to the Staff's comment, the Company has revised the condensed consolidated interim financial statements as of September 30, 2020 to clarify the date on which it adopted ASC 606.

Further, the Company respectfully advises the Staff that in consideration whether disaggregating revenue by net sales mix (i.e., distribution and manufacturing) will provide useful information about the business to investors, the Company determined this disaggregation is not necessary as it does not review its business in this manner. The Company believes the disaggregation of revenue by customer type is sufficient to comply with the requirements under ASC 606-10-55-89 as its customers range from large national distributors and fast-food restaurants with multiple locations, to small businesses and individuals who purchase through its e-commerce channel for consumption.

Given the wide range of the Company's customer profile, its revenues and cash flows will be heavily reliant on the economics of its customer base, which can vary significantly as the risk of conducting business with an individual or small local retailer is different from a large national chain account. This disaggregation allows investors to understand the components of the Company's sales that most closely depicts the nature, timing, and amount of impact on its business.

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 7

Note 7. Long-Term Debt, page F-20

13.	We note disclosure on page F-23 that you were not in compliance with certain financial covenants as of December 31, 2019 and received a waiver from the financial institution. Please expand the disclosure to specify which loans within the table did not meet their financial covenants for which a waiver was received. Explain the significant terms or remedy of the waivers as we note from disclosure on page F-51 that you were in compliance with the financial covenants for all long term debt outstanding at June 30, 2020.

In response to the Staff's comment, the Company has expanded its disclosure on page F-23 to indicate that the Company was not in compliance with certain financial covenants of December 31, 2019, and it received waivers from certain financial institutions in connection with such non-compliance as set forth on page F-23.

Exhibit 3.2

Article Nine, Section 9.03, Forum Selection, page 14

14.	Ensure that the exclusive forum provision in your bylaws states clearly that the provision does not apply to actions arising under the Securities Act or the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act. In that regard, we note your disclosure on pages 30 and 83.

The Company respectfully advises the Staff that it believes that the disclosures contained in pages 28, 84 and 85 of Amendment No. 1 adequately inform investors that the forum provision will not apply to actions under the Securities Act or the Exchange Act, as such disclosure, in each case, indicates that “the exclusive jurisdiction clauses set forth above would not apply to…suits [arising under the Securities Act or the Exchange Act].”  The Company further respectfully advises the Staff that it will continue to make such disclosures in its future filings, including in the Risk Factors section of its Annual Report on Form 10-K and in its other periodic reports under the Exchange Act.

* * * * * * * * * * * * *

If you have any questions, please call me at 213-533-5933.

Edward M. Kelly Senior Counsel Office of Manufacturing and Construction December 21, 2020 Page 8

Sincerely,

AKERMAN LLP

/s/ Mark Y. Liu

For the Firm

cc:	Beverly A. Singleton, Staff Accountant

United States Securities and Exchange Commission

Martin James, Senior Advisor

United States Securities and Exchange Commission

Alan Yu, Chairman, President and Chief Executive Officer

Karat Packaging Inc.

Christina C. Russo, Esq.

Akerman LLP

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP